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Prospectus/Proxy Statement Supplement filed pursuant to Rule 424(b)(3)
to Prospectus/Proxy Statement Dated as of June 6, 2001
Registration Statement No. 333-58558-99

PROSPECTUS/PROXY STATEMENT SUPPLEMENT

DATED JULY 19, 2001

    The prospectus/proxy statement contained in the Registration Statement on Form S-4 (Commission File. No. 333-58558-99) of Commerce One, Inc. (formerly, prior to the reorganization, New Commerce Holding, Inc.) ("New Commerce One") is hereby supplemented as follows:

    On July 11, 2001, New Commerce One completed the reorganization into a holding company structure as described in the prospectus/proxy statement and became the holding company parent of Commerce One Operations, Inc. (formerly, prior to the reorganization, Commerce One, Inc.) ("Commerce One").

    On July 19, 2001, Commerce One announced financial results for the quarter ended June 30, 2001. Revenues for the current quarter totaled $101.3 million, an increase of 61 percent over revenues of $62.7 million for the quarter ended June 30, 2000. Operating loss for the second quarter of 2001, excluding acquisition-related costs, interest, taxes, amortization of technology agreement, stock compensation and intangible assets, and other non-recurring charges, was $70.2 million, or $0.31 per share, as compared to $16.2 million, or $0.10 per share, for the corresponding quarter in 2000. The net loss for the current quarter was $2,068.3 million, or $9.02 per share, as compared with a net loss of $43.1 million, or $0.28 per share, for the corresponding quarter in 2000. The second quarter net loss includes acquisition-related costs, interest, amortization of technology agreement, stock compensation and intangible assets, and certain one-time charges. These one-time charges include a non-cash charge of $1,712.8 million resulting from the impairment of intangible assets and equity investments, and a restructuring charge of $62.0 million.

Commerce One, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000
Revenues:
License fees	$29,785	$40,953	$99,199	$68,074
Services	71,466	21,751	172,325	29,639

Total revenues	101,251	62,704	271,524	97,713

Costs and expenses:
License fees (1)	616,393	973	640,327	2,072
Services	66,561	20,327	147,569	31,143
Sales and marketing	52,173	31,230	111,378	50,434
Product development	27,030	20,769	56,742	34,923
General and administrative	49,049	5,628	73,000	9,314
Purchased in-process research and development	4,548	—	4,548	5,142
Stock compensation	24,717	4,127	49,065	8,326
Amortization of goodwill and other intangible assets	144,534	22,509	287,289	44,404
Restructuring costs	62,048	—	76,147	—
Impairment of intangible assets and equity investments	1,120,464	—	1,120,464	—

Total costs and expenses	2,167,517	105,563	2,566,529	185,758

Loss from operations	(2,066,266)	(42,859)	(2,295,005)	(88,045)
Interest income and other, net	408	1,182	3,213	2,723

Net loss before income taxes	(2,065,858)	(41,677)	(2,291,792)	(85,322)
Provision for income taxes	2,400	1,470	5,000	1,470

Net loss	$(2,068,258)	$(43,147)	$(2,296,792)	$(86,792)

Basic and diluted net loss per share	$(9.02)	$(0.28)	$(10.14)	$(0.57)

Shares used in calculation of basic and diluted net loss per share	229,184	155,064	226,515	153,250

(1)
2001 results include impairment of technology agreement of $592,334.

Commerce One, Inc.
Pro Forma Condensed Consolidated Statements of Operations
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000
Revenues:
License fees	$29,785	$40,953	$99,199	$68,074
Services	71,466	21,751	172,325	29,639

Total revenues	101,251	62,704	271,524	97,713

Costs and expenses:
License fees	2,455	973	4,324	2,073
Services	66,561	20,327	147,569	31,142
Sales and marketing	52,173	31,230	111,378	50,433
Product development	27,030	20,769	56,742	34,924
General and administrative	23,231	5,628	47,182	9,314

Total costs and expenses	171,450	78,927	367,195	127,886

Loss before acquisition-related costs, interest, taxes and other non-cash charges	(70,199)	(16,223)	(95,671)	(30,173)

Purchased in-process research and development	4,548	—	4,548	5,142
Stock compensation	24,717	4,127	49,065	8,326
Amortization of goodwill and other intangible assets	166,138	22,509	330,958	44,405
Restructuring costs and write-down of accounts receivable	87,866	—	101,965	—
Impairment of intangible assets and equity investments	1,712,798	—	1,712,798	—

	1,996,067	26,636	2,199,334	57,873

Loss before interest and income tax	(2,066,266)	(42,859)	(2,295,005)	(88,046)
Interest income and other, net	408	1,182	3,213	2,723
Provision for income taxes	2,400	1,470	5,000	1,470

Net loss	$(2,068,258)	$(43,147)	$(2,296,792)	$(86,793)

Net loss per share before acquisition related costs, interest, taxes, impairment of assets and other non-cash charges	$(0.31)	$(0.10)	$(0.42)	$(0.20)

Basic and diluted net loss per share	$(9.02)	$(0.28)	$(10.14)	$(0.57)

Shares used in calculation of net loss per share	229,184	155,064	226,515	153,250

Commerce One, Inc.
Condensed Consolidated Balance Sheets
(In thousands)

	June 30, 2001	December 31, 2000
ASSETS
Current assets:
Cash and cash equivalents	$219,268	$341,440
Accounts receivable, net	123,421	154,858
Prepaid expenses and other current assets	14,296	16,470

Total current assets	356,985	512,768
Property and equipment, net	110,783	95,143
Intangible assets, net	466,143	2,416,230
Investments and other assets	15,403	46,414

Total assets	$949,314	$3,070,555

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$31,529	$26,408
Accrued compensation and related expenses	27,779	44,825
Deferred revenue	104,728	112,308
Other current liabilities	131,341	83,264

Total current liabilities	295,377	266,805
Notes payable	19,302	4,339
Total stockholders' equity	634,635	2,799,411

Total liabilities and stockholders' equity	$949,314	$3,070,555

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PROSPECTUS/PROXY STATEMENT SUPPLEMENT
Commerce One, Inc. Condensed Consolidated Statements of Operations (In thousands, except per share data)
Commerce One, Inc. Pro Forma Condensed Consolidated Statements of Operations (In thousands, except per share data)
Commerce One, Inc. Condensed Consolidated Balance Sheets (In thousands)